[GUSHAN LETTERHEAD]

VIA EDGAR

Attn: Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Gushan Environmental Energy Limited

Registration Statement on Form F-1 (File No. 333-151854)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Gushan Environmental Energy Limited (the “Registrant”) hereby applies for an order granting withdrawal of its Registration Statement on Form F-1, together with all exhibits thereto, Commission File No. 333-151854 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 23, 2008.

In light of market conditions and the current trading price for the Registrant’s ADSs, the Registrant has determined not to proceed with the offering described in the Registration Statement. The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant offered or sold any securities under the Registration Statement, and all activity in pursuit of the public offering has been discontinued. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact G. Matthew Sheridan of Sidley Austin LLP, outside counsel for the Registrant, at (852) 2901 – 3886.

Sincerely,

Gushan Environmental Energy Limited

By:	/s/ Frank Ngai Chi Chan
Name:	Frank Ngai Chi Chan
Title:	Principal Financial Officer and Principal Accounting Officer